UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52170

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR
For Period Ended: December 31, 2013
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InnerWorkings, Inc.
Full Name of Registrant

Former Name if Applicable

600 West Chicago Avenue, Suite 850
Address of Principal Executive Office (Street and Number)

Chicago, IL 60654
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, InnerWorkings, Inc. (the “Company”) is in the process of restating its financial statements for the fourth quarter of 2011 and year ended December 31, 2011 through the third quarter of 2013 (the “Restated Periods”). The Company is working diligently to present all of the amended and restated information for the Restated Periods in its Annual Report on Form 10-K for the year ended December 31, 2013. Due to the extensive work required to complete the Form 10-K with all of the amended and restated information for the Restated Periods, the Company is unable to file its Form 10-K for the year ended December 31, 2013 on or before the prescribed due date of March 17, 2014. The delay could not be eliminated without unreasonable effort or expense. The Company expects to file it Form 10-K for the year ended December 31, 2013 within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Busky	(312)	642-3700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒	No ☐

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Initial estimated changes in the Company’s results of operations from the corresponding period for the last fiscal year were reflected in the Company’s press release announcing its preliminary financial results for the fourth quarter and fiscal year ended December 31, 2013, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 18, 2014. Promptly following the filing of this Form 12b-25, the Company expects to file its Form 10-K for the year ended December 31, 2013, which will include full financial results and a description of the changes from the prior fiscal year.

InnerWorkings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2014	By:	/s/ Joseph M. Busky
	Name:	Joseph M. Busky
	Title:	Chief Financial Officer